UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 10, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	10 April 2017

Release Number	13/17

BHP BILLITON NOTES ELLIOTT PROPOSAL

BHP Billiton notes the publication of a letter from Elliott Associates, L.P. and Elliott International, L.P. (Elliott), which outlines a proposal for changes to the Group’s Dual Listed Company (DLC) structure, asset portfolio and capital management.

BHP Billiton regularly reviews opportunities to create value. Those reviews have included the key elements of Elliott’s proposal. We have had dialogue with Elliott over many months, consistent with our commitment to shareholder engagement.

After reviewing the elements of Elliott’s proposal, we have concluded that the costs and associated risks of Elliott’s proposal would significantly outweigh any potential benefits.

Elliott proposes that the Group replace the DLC with a single United Kingdom domiciled company, with a primary listing in London and with Chess Depository Instruments quoted in Australia on the Australian Securities Exchange. Although we keep the DLC structure under review, we have not yet identified sufficient benefits to outweigh the significant costs which would be incurred in unifying the DLC.

Unification of the DLC in the manner proposed by Elliott would require approval by the Australian Foreign Investment Review Board.

Elliott’s proposal includes BHP Billiton demerging its US Petroleum assets into an entity to be listed on the New York Stock Exchange. Elliott’s demerger proposal is based on a view that investors would ascribe a higher value for these assets in a separately listed entity.

There is no obvious discount in BHP Billiton’s trading multiples relative to the weighted average of relevant mining and oil and gas peers. BHP Billiton has disclosed the information the market needs to fully value the Petroleum business.

BHP Billiton’s approach is to optimise the long term value of the Petroleum business through operating excellence.

Elliott’s proposal also includes BHP Billiton buying back shares according to a formulaic approach without regard for the cyclical nature of the resources industry or the returns available from other uses of cash. Consistent with its capital allocation framework, BHP Billiton assesses the value buybacks could create compared to the competing objectives of strengthening the balance sheet, investing in growth or making additional dividend payments.

Since the formation of the DLC in 2001, we have returned to shareholders approximately US$23 billion in buybacks of BHP Billiton Limited and BHP Billiton Plc shares, and approximately US$56 billion in cash dividends.

Since 2013, BHP Billiton has reduced the number of assets in the portfolio by more than one third, through the demerger of South32 and the sale of over US$7 billion of assets. We have reduced unit costs by more than 40 per cent. Under BHP Billiton’s updated dividend policy, shareholders now receive a minimum 50 per cent of underlying earnings as a dividend each period. We have introduced a rigorous capital allocation framework, which balances value creation, cash returns to shareholders and through the cycle balance sheet strength in a transparent and consistent manner.

In doing so, we have laid the foundations for the Group to substantially grow the base value of its operations. Elliott’s proposal would put this at risk.

The Board of BHP Billiton will consider further its detailed response to the proposal and will make a further announcement in due course.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia

Gabrielle Notley

Tel: + 61 3 9609 3830 Mobile: +61 411 071 715

Email: Gabrielle.Notley@bhpbiliton.com

Paul Hitchins

Tel: +61 3 9609 2592 Mobile: +61 419 315 001

Email: Paul.Hitchins@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

Email: Fiona.Hadley@bhpbilliton.com

Amanda Saunders

Tel: +61 3 9609 3985 Mobile: +61 417 487 973

Email: Amanda.Saunders@bhpbilliton.com

United Kingdom and South Africa

Neil Burrows

Tel: +44 207 802 7484 Mobile: +44 7786 661 683

Email: Neil.Burrows@bhpbilliton.com

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Email: Bronwyn.Wilkinson@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

Email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Email: Rob.Clifford@bhpbilliton.com

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Email: Elisa.Morniroli@bhpbilliton.com

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

Email: James.Wear@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Neathouse Place

London SW1V 1LH United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	April 10, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary